Cornbread CBD, PBC
DBA: Cornbread Hemp

Unaudited Financial Statements For The Years Ended December 31, 2019 and March 31, 2020

March 31, 2020

Unaudited- See Accompanying Notes

Cornbread Hemp Co.

PROFIT AND LOSS

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - MAR, 2020 (PP)
Income	**$180,907.27**	**$75,704.94**
Cost of Goods Sold	**$99,968.20**	**$24,722.15**
GROSS PROFIT	**$80,939.07**	**$50,982.79**
Expenses		
Advertising & Marketing	8,341.44	1,997.59
Blog Writing	3,012.40	781.43
Booth / Event Fees	4,610.85	651.19
CBD Display Cases		924.79
Company Clothing	731.17	163.18
Content Development	12,010.61	2,161.50
Digital Ads	22,688.02	632.80
Graphic Design	6,401.95	752.85
Influencer Marketing	4,323.00	
Photography	1,998.75	1,000.00
Print Materials	3,232.94	3,171.16
Promotional Items	1,746.77	74.52
Public Relations		5,155.00
SEO Services	1,224.85	699.95
Total Advertising & Marketing	**70,322.75**	**18,165.96**
Bank Charges & Fees	209.00	35.00
Equipment	1,270.50	
Insurance	5,994.56	584.19
Interest Paid	144.65	279.03
Legal & Professional Services	5,239.94	3,848.50
Mail & Misc Shipping	185.84	
Meals & Entertainment	210.97	118.81
Office Supplies & Software	6,040.34	2,986.79
Payroll	2,229.02	4,699.14
Sales Commissions	445.60	
Total Payroll	**2,674.62**	**4,699.14**
Reimbursable Expenses	238.71	
Rent & Lease		724.00
Research & Development	1,282.80	18.48
Square Fees	1,571.35	1,447.70
Taxes & Licenses	847.22	
Travel	2,375.37	401.55
Uncategorized Expense		53.75
Utilities	926.51	155.00

Unaudited- See Accompanying Notes

Cornbread Hemp Co.

PROFIT AND LOSS

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - MAR, 2020 (PP)
Website Development	14,404.91	1,816.66
Total Expenses	**$113,940.04**	**$35,334.56**
NET OPERATING INCOME	$ -33,000.97	$15,648.23
NET INCOME	$ -33,000.97	$15,648.23

Unaudited- See Accompanying Notes

Cornbread Hemp Co.

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF MAR 31, 2020 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Materials in Process	4,868.35	5,006.54
River City Checking	22,593.48	31,932.42
Square Bank account	82.91	328.36
Total Bank Accounts	**$27,544.74**	**$37,267.32**
Accounts Receivable		
Accounts Receivable (A/R)	9,268.81	7,281.41
Total Accounts Receivable	**$9,268.81**	**$7,281.41**
Other Current Assets		
Inventory Asset	52,669.88	54,703.38
Uncategorized Asset	-39.00	-39.00
Undeposited Funds	667.44	266.56
Total Other Current Assets	**$53,298.32**	**$54,930.94**
Total Current Assets	**$90,111.87**	**$99,479.67**
TOTAL ASSETS	**$90,111.87**	**$99,479.67**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
Amex	300.93	474.41
Capital One (5917)	10,940.24	5,602.30
Chase Credit Card	11,015.84	9,190.94
Total Credit Cards	**$22,257.01**	**$15,267.65**
Other Current Liabilities		
Kentucky Department of Revenue Payable	830.83	1,539.76
Total Other Current Liabilities	**$830.83**	**$1,539.76**
Total Current Liabilities	**$23,087.84**	**$16,807.41**
Total Liabilities	**$23,087.84**	**$16,807.41**
Equity		
Opening Balance Equity	-75.00	-75.00
Owner's Investment	100,100.00	100,100.00
Retained Earnings		
Net Income	-33,000.97	-17,352.74
Total Equity	**$67,024.03**	**$82,672.26**
TOTAL LIABILITIES AND EQUITY	**$90,111.87**	**$99,479.67**

Unaudited- See Accompanying Notes

Cornbread Hemp Co.

STATEMENT OF CASH FLOWS

January 2019 - March 2020

	JAN - DEC 2019	JAN - MAR, 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	-33,000.97	15,648.23	$ -17,352.74
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	-9,268.81	1,987.40	$ -7,281.41
Inventory Asset	-52,669.88	-2,033.50	$ -54,703.38
Raw Materials			$0.00
Uncategorized Asset	39.00		$39.00
Accounts Payable (A/P)	0.00	0.00	$0.00
Amex	300.93	173.48	$474.41
Capital One (5917)	10,940.24	-5,337.94	$5,602.30
Chase Credit Card	11,015.84	-1,824.90	$9,190.94
Kentucky Department of Revenue Payable	830.83	708.93	$1,539.76
Out Of Scope Agency Payable			$0.00
Square Gift Card			$0.00
Square Tips			$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-38,811.85	-6,326.53	$ -45,138.38
Net cash provided by operating activities	$ -71,812.82	$9,321.70	$ -62,491.12
FINANCING ACTIVITIES			
Opening Balance Equity	-75.00	0.00	$ -75.00
Owner's Investment	100,100.00		$100,100.00
Owner's Pay & Personal Expenses			$0.00
Retained Earnings			$0.00
Net cash provided by financing activities	$100,025.00	$0.00	$100,025.00
NET CASH INCREASE FOR PERIOD	$28,212.18	$9,321.70	$37,533.88

Cornbread Hemp Co.

STATEMENT OF CHANGES IN

SHAREHOLDER'S EQUITY

January 2019 - December 2019

	Common Stock		Additonal Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	USD	USD	USD
Balance At Inception	0	$ -	$ -	$ -	$ -
Issuance of Stock	144	$ 100,000.00			$ 100,000.00
Net Income					$ (33,000.97)
Balance as of 31 December 2019	144	$ 100,000.00	$ -	$ -	$ 66,999.03

Unaudited- See Accompanying Notes

CORNBREAD CBD, PBC

DBA: CORNBREAD HEMP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2019 AND MARCH 31, 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Cornbread CBD, PBC ("the Company") is a corporation formed under the laws of the state of Kentucky. The company derives revenue from the formulation and resale of USDA organic CBD products across multiple distribution channels including retail and online sales.

The company will conduct an equity crowdfund offering during the second quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financials have been prepared in accordance with accounting principles generally accepting in the United States of America ("US GAAP").

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts receivable:

Accounts receivable consists of amounts billed to customers for inventory shipped or work completed for which payments has not yet been received. Management experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. The company has had zero losses on account to date.

Inventory:

The company's inventory includes raw materials, supplies, and completed items that are being held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment:

The company capitalizes long lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis or management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill:

The company has not yet recognized goodwill or impairments of goodwill but will be implementing these corrections in 2020.

Extraordinary Items- Revenue

The company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP. As a result, no entries have been made for extraordinary items at this time.

Cost of Sales

Cost of sales includes costs of inventory items and other supplies sold to the company's customers, including shipping and handling expenses.

Advertising Costs

The company expenses direct advertising costs as incurred.

NOTE C- LEASES

The company does not currently lease any land or equipment other than a month-to-month office rental. In the future, obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP will be recognized as liabilities on the Company's balance sheets.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The company recorded a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2019 will expire if unused after tax year 2039. The company's 2019 federal tax filing will be subject to inspection by the Internal Revenue Service until 2023. The company's 2020 federal tax filing will be subject to inspection by the Internal Revenue Service until 2024.

The company is subject to income and sales tax requirements in the State of Kentucky. The Company's Kentucky tax filings for tax year 2019 and 2020 will be subject to review by that State until the expiration of the statutory period in 2023 and 2024, respectively.

NOTE E- EQUITY BASED COMPENSATION

In 2019, the Company adopted a shareholder subscription option plan for the purposes of attracting and retaining both qualified employees as well as board advisory members. Options issued under the plan vest at the rate of 50% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue.

Options Authorized: 40
Options Issued: 8
Options Available: 32

As of March 31, 2020, no options have been exercised

NOTE F- NOTES PAYABLE

The company does not current have any notes payable on the balance sheet. At the conclusion of the crowdfund in the second quarter of 2020, the company will record its first convertible note on the balance sheet.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 31, 2020, the date for which the financial statements were available to be issued.